March 5, 2025

Dharmesh Pandya
Chief Executive Officer
Lytus Technologies Holdings PTV. Ltd.
Unit 1214, One BKC, G Block
Bandra Kurla Complex, Bandra East
Mumbai, India 400051

       Re: Lytus Technologies Holdings PTV. Ltd.
           Registration Statement on Form F-3
           Filed February 28, 2025
           File No. 333-285389
Dear Dharmesh Pandya:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Uwem Bassey at 202-551-3433 or Jan Woo at 202-551-3453 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Thomas J. Poletti